September 15, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Coca-Cola FEMSA S.A.B. de C.V. (“KOF” or the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed on June 17, 2011
File No. 001-12260

Dear Ms. Jenkins:

Set forth below is the Company’s response to your letter dated August 19, 2011 relating to its Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”). To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2010 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review Prospects, page 40

Consolidated Results of Operations by Reportable Segment, page 49

1.
Please expand management’s discussion and analysis of your Venezuelan operations to provide a more comprehensive discussion that provides a greater level of information about the monetary assets and liabilities that are exposed to exchange rate changes and the sensitivity of your sales and cost of sales to future currency changes. Include in your discussion how government actions regarding exchange rates and related restrictions affect your ability to settle transactions and to repatriate cash. Also disclose anticipated or recent changes to your business practices or policies arising from the economic conditions in Venezuela.

In response to the Staff’s comment, the Company respectfully submits that the management’s discussion and analysis of its Venezuelan operations currently included in its 2010 Form 20-F provides adequate disclosure on its Venezuelan operations and complies with the Commission’s requirements and guidance with respect to such disclosures. Accordingly, the Company respectfully proposes that an amendment to its 2010 Form 20-F is not necessary. Nonetheless, the Company is presenting below information on a supplemental basis in order to explain the Company’s rationale in drawing its conclusion as to the adequacy of current disclosure.

The Company’s Venezuela Accounting

In responding to the Staff’s comment, the Company believes it important to highlight Notes 3 and 26 to its consolidated financial statements, which contain disclosure regarding the Company’s accounting for its Venezuelan operations. The Company’s disclosure for its Venezuelan operations is different than that of a domestic registrant with operations in Venezuela applying United States Generally Accepted Accounting (“U.S. GAAP”) ASC 830.

Under Mexican Financial Reporting Standards (“MFRS”), the Company recognizes inflation effects under MFRS B-10 Inflation Effects when the cumulative inflation of an economic environment for the three proceeding years is equal to or greater than 26%. During 2008 through 2010, the countries in which the Company operated that had MFRS inflationary environments were Venezuela, Nicaragua, Costa Rica and Argentina. The inflation effects of these countries were presented as a reconciling item to arrive at U.S. GAAP results for 2008 and 2009 because, while they were considered inflationary environments for MFRS purposes, they were not considered hyper-inflationary for U.S. GAAP purposes. Venezuela was only designated as a hyper-inflationary environment for U.S. GAAP purposes from January 1, 2010.

Note 26 (Differences Between MFRS and U.S. GAAP) indicates that although the consolidated financial statements are presented in accordance with MFRS and reconciled to U.S. GAAP, the Company applies an accommodation for its Venezuelan operations that is available to it under the instructions to Item 181 of Form 20-F and that uses an International Accounting Standard (“IAS”) 21 and 29 indexation approach. In contrast, U.S. GAAP would require a hyper-inflationary economy to be reported using the U.S. dollar (“USD”) as the functional currency.

Accordingly, the Company’s U.S. GAAP reconciliation for 2010 no longer reconciles the inflation effects for Venezuela.

The Company believes that its IAS accounting approach towards Venezuela inflationary accounting is an important consideration because the results from a U.S. GAAP ASC 830 stable currency approach and an IAS 21 and 29 inflation index approach produce different results of operations being reported. Specifically, the IAS approach towards inflation accounting that the Company applies may result in less exchange rate volatility of operating results given the method used to translate the inflation indexed bolivar denominated items as explained further in the response to Comment #3 below.

_________________________________
1 Item 18 includes all Item 17 disclosures including those required by Item 17 (C)(2)(iv)(B) and (C).

Supplemental Information

In responding to the Staff’s comment, the Company would also like to highlight that:

•
In 2010, the exchange rate used to translate the financial statements of its Venezuelan subsidiary to the reporting currency, the Mexican peso, was 4.30 bolivars per U.S. dollar (which equated to 2.87 bolivars per Mexican peso). In 2009, the financial statements from the Venezuelan subsidiary were translated to the Mexican peso reporting currency using an exchange rate of 2.15 bolivars per U.S. dollar (which equated to 6.07 bolivars per Mexican peso). The devaluation of the bolivar is disclosed on page 41 of the 2010 Form 20-F, and the exchange rates used in translation are disclosed in Note 3 (Incorporation of Foreign Subsidiaries) to the consolidated financial statements.

•
The effects of exchange rate changes to our Venezuelan operations is mentioned on page 14 of the Company’s 2010 20-F, in the Risk Factors section. See “Item 3. Risk Factors—Risks related to our Company.”

•
Company sales in Venezuela are realized 100% in local currency, as is predominately the case with the operations in each of the countries in which the Company operates. Accordingly, exchange rate changes do not impact locally recorded sales or operating results, although they are impacted by the overall inflationary trends in Venezuela. When such sales are consolidated, the resulting exchange rate fluctuations are recorded as a component of the cumulative translation adjustment as explained in the response to Comment #3 below.

•
The Company’s average price per unit case was not negatively impacted by the January 2010 bolivar devaluation in local currency terms, although it was impacted by the currency devaluation upon translation for consolidation. The Company believes that this trend is clearly disclosed in its discussion of Venezuelan operations on page 49 of the 2010 Form 20-F. Increases in local currency terms were primarily as a result of inflation applied to local currency bolivar results prior to them being translated to the reporting currency. In future filings, the Company could include additional disclosure to its discussion of Venezuelan operations to clarify that those local currency trends are attributable to inflationary trends present in Venezuela.

•
Cost of goods sold incurred in Venezuela are approximately 81% bolivar denominated and 19% USD denominated, as compared to a consolidated average of approximately 22% of USD denominated cost of goods sold. While the percentage of Venezuelan cost of goods sold denominated in USD is slightly lower than that of the consolidated average, the Company believes it is materially comparable and, thus, the current disclosure in the 2010 Form 20-F is sufficient.

•
Cost of goods sold, gross profit and operating income were also impacted by the currency devaluation when local results were translated for consolidation, as disclosed on page 50 of our 2010 Form 20-F. When such sales are consolidated, the resulting exchange rate fluctuations are recorded as a component of the cumulative translation adjustment as explained in the response to Comment #3 below.

The January 2010 bolivar devaluation increased Venezuelan operating costs, as a result of the exchange rate movement applied to certain USD denominated raw material. These raw materials account for approximately 19% of Venezuelan cost of goods sold. Excluding changes in the prices of these items, a hypothetical, instantaneous and unfavorable 10% devaluation of the value of the Venezuelan currency relative to the USD would have produced a decrease of our consolidated operating income of less than 1%. However, the Company believes it is important to highlight that its mix of monetary items denominated in local currency and the USD in Venezuela is not substantially different from the mix displayed in other countries in which it operates. Accordingly, devaluation in any of those other local currencies would also result in volatility to their operating results prior to translation to the reporting currency.

•
As discussed in Note 25 (Information by Reporting Segment) Venezuela represented approximately 7% of total assets and 6% of long-term assets as of December 31, 2010. Be advised that Venezuela represented a comparable percentage of net current assets as of that date.

•
Included in the Company’s response to Comment #2 below is a table of selected financial information that provides additional detail regarding the currency composition of certain figures. As the Staff will observe, those figures are primarily local-currency denominated and, thus, the Company does not believe that exchange rate fluctuations expose those figures to material deviation.

•
In order to gain access to currency at the official Venezuelan exchange rate to remit dividends abroad or to make payments other than in local currencies, the Company has historically relied on official mechanisms provided by the Venezuelan Government, such as the Commission for the Administration of Currency Exchange (Comisión de Administración de Divisas, or “CADIVI”), the Venezuelan government body which administers currency exchange in Venezuela, among others. Because to date the Company has been able to use these official mechanisms to obtain USD, it does not believe that this risk requires further disclosure.

•
To date, the economic conditions in Venezuela have not significantly altered Company business practices or policies. Because to date the Company has not had to significantly change its business practices or policies, it does not believe that this risk requires further disclosure.

In the event that any of the balances, trends or risks described above increase significantly over the coming months or years, the Company confirms that it will timely reevaluate the need for increased disclosure in future filings.

2.
In order to assist an investor’s understanding, please supplement the above discussion with disaggregated financial information including summarized balance sheets, income statements and cash flows for your Venezuelan operations. Disclose the specific amount of Bolivar-denominated monetary assets and liabilities as of each balance sheet date and a schedule of the amounts being re-measured at each exchange rate. Also disclose the amount for cash and accounts receivable, sales, costs of sales and operating profit for Venezuela and separately disclose the amounts denominated in Bolivar fuerte and the U.S. dollar.

In response to the Staff’s comment, the Company respectfully submits that the management’s discussion and analysis of its Venezuelan operations currently included in its 2010 Form 20-F  provides adequate disclosure on its Venezuelan operations and, accordingly, respectfully proposes that an amendment to its 2010 Form 20-F is not necessary. Nonetheless, the Company is presenting below information on a supplemental basis in order to explain the Company’s rationale in drawing its conclusion as to the adequacy of current disclosure.

•	Please refer to the discussion in our response to Commment #1 above regarding the Company’s accounting for Venezuela under an inflation index approach consistent with IAS.

•
Note 25 (Information by Reporting Segments) highlights key disaggregated financial information for Venezuela, as well as other reportable segments. Venezuela represented 7%, 14% and 14% of our consolidated assets, revenue and operating income, respectively, as of and for the year ended December 31, 2010.

•
Note 14 (Balances and Transactions in Foreign Currencies) highlights key consolidated level monetary assets and liabilities denominated in currencies other than the various subsidiaries’ functional currencies.

•	To supplement Note 14’s disclosure, please be advised of the following with respect to Venezuela financial information:

At and for the year ended December 31, 2010. As a % of the total amounts:

	Bolivar	U.S. Dollar
	Denominated	Denominated	Total

Cash	57%	43%	100%
Accounts receivable	100%	0%	100%
Accounts payable	79%	21%	100%
Total revenues	100%	0%	100%
Cost of goods sold	81%	19%	100%

Having given what the Company believes to be appropriate consideration to (i) its method of accounting for Venezuela, which is disclosed in the 2010 Form 20-F, (ii) the resulting potential volatility associated with exchange rate movement, (iii) the disclosures regarding trends and exchange rates already presented within the 2010 Form 20-F, and (iv) the materiality of its Venezuelan operations to its consolidated financial position and results of operations. The Company believes that its current disclosures comply with the requirements of MFRS and that the management’s discussion and analysis of its Venezuelan operations currently included in its 2010 Form 20-F provides adequate disclosure on its Venezuelan operations and complies with the Commission’s requirements and guidance with respect to such disclosures.

In the event that any of the balances, trends or risks described above increase significantly over the coming months or years, the Company confirms that it will timely reevaluate the need for increased disclosure in future filings.

Note 3. Incorporation of Foreign Subsidiaries, page F-10

3.
We note that you accounted for your Venezuelan subsidiary as highly inflationary beginning on January 1, 2010. On page F-11, you state that as a result of devaluation, you adjusted your balance sheet and reduced shareholders’ equity of Ps. 3,700 million which was accounted for at the time of the devaluation in January 2010. Please tell us if such amounts were recognized through the income statement or the cumulative translation adjustment and how you determined this classification was appropriate. Please discuss the accounting guidance you relied upon and tell us your consideration of disclosing your accounting treatment.

Please refer to the discussion in our response to Comment #1 above regarding the accounting for our Venezuelan operations under an inflation index approach consistent with IAS.

As disclosed in Note 3, for MFRS inflationary environments, the inflation effects of the country of origin are recognized and the financial statements are subsequently translated into Mexican pesos using the year-end exchange rate. Please be advised that adjustments from this period end translation are recorded to the cumulative translation account based on the guidance of paragraphs 33 and 39 of MFRS B-15 Translation of Foreign Currencies, which as of the date of the devaluation was approximately Ps. 3,700 million. With respect to Venezuela, the 2010 results from the application of MFRS B-15 are consistent with that required for a hyperinflationary environment under paragraphs 32 and 45 of IAS 21 The Effect of Changes in Foreign Exchange Rates.

The Company believes the foregoing concepts are adequately disclosed in Notes 3, 26 and 27 to its consolidated financial statements and that its current disclosures comply with the requirements of MFRS.

*      *      *      *      *      *

As requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Company comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience.

Sincerely yours,

/s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.

cc:	Brian McAllister
Nasreen Mohammed
Brian K. Bhandri
Securities and Exchange Commission

Oscar Bautista Escalera
Coca-Cola FEMSA, S.A.B. de C.V.

Duane McLaughlin
Carlos M. Soto
Cleary Gottlieb Steen & Hamiliton LLP